FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  September 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

Transactions by Person Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 1 September 2014, Luke Miels, EVP, Global Product and Portfolio Strategy, a person discharging managerial responsibilities, was granted awards under the terms of the AstraZeneca Investment Plan (AZIP), the AstraZeneca Performance Share Plan (AZPSP) and the AstraZeneca Restricted Share Plan (AZRSP) over the Company's Ordinary Shares of US$0.25 each.  A summary of these plans and information about the performance measures that relate to the AZIP and AZPSP awards is set out in the Directors' Remuneration Report in the AstraZeneca Annual Report and Form 20-F Information 2013 which is available on the Company's website www.astrazeneca.com.

Name	Shares awarded under AZIP	Shares awarded under AZPSP	Shares awarded under AZRSP	Award price per share
Luke Miels	4,306	25,839	23,328	4499p

The AZIP award is subject to a four-year performance period (1 January 2014 to 31 December 2017) and a subsequent four-year holding period (1 January 2018 to 31 December 2021).

The AZPSP award is subject to a three-year performance period (1 January 2014 to 31 December 2016).

The AZRSP award will vest, subject to Mr Miels' continued employment with the Company, as follows:

7,776 shares will vest on 7 May 2015
7,776 shares will vest on 7 May 2016
7,776 shares will vest on 7 May 2017

Mr Miels commenced employment with the Company on 7 May 2014.  All of the awards, which were approved by the Remuneration Committee, result from a combination of the normal operation of the Company's long-term incentive plans for 2014 and arrangements to compensate Mr Miels for the forfeiture of unvested long-term incentive awards from his previous employer.

A C N Kemp
Company Secretary
10 September 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 10 September 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary